SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

THE CORETEC GROUP INC.
(Name of Issuer)

Common Stock, 0.0002 Par Value
(Title of Class of Securities)

21871W101

(CUSIP Number)

Copy To: Sichenzia Ross Ference Kesner LLP Gregory Sichenzia, Esq. Jay Yamamoto, Esq. 1185 Avenue of the Americas, 37th Floor New York, NY 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21871W101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Victor F. Keen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
28,597,343
	8	SHARED VOTING POWER:
713,794 (1)
	9	SOLE DISPOSITIVE POWER:
28,597,343
	10	SHARED DISPOSITIVE POWER: 713,794 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,311,138 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.89% (2)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Represent 713,794 shares of common stock held by Carlton James North Dakota LTD of which Keen is a member. The number of shares represented in rows (8) and (10) reflects the pro rata amount beneficially owned by Victor Keen.

(2) Percentage ownership is determined based on shares owned together with securities exercisable or convertible into shares of common stock within 60 days of the date of this report, for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Furthermore, the percentages set forth in this column are based on 66,781,423 shares of the Issuer’s common stock issued and outstanding, inclusive of the shares purchased by Mr. Keen in the transaction described herein, as of November 15, 2017.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is the common stock, $0.0002 par value, of The Coretec Group Inc., an Oklahoma Corporation (the "Company"). The principal offices of the Issuer are located at 6804 South Canton Avenue, Suite 150, Tulsa, OK 74136.

Item 2. Identity and Background

(a) This statement is filed on behalf of Victor F. Keen.

(b) The Reporting Persons’ business address is 6804 South Canton Avenue, Suite 150, Tulsa, OK 74136.

(c) The Reporting person is currently employed as a Co-Chairman and Director of the Company. The Company has a business address at 6804 South Canton Avenue, Suite 150, Tulsa, OK 74136 and is primarily engaged in the business of developing, testing, and providing new and/or improved technologies, products, and service solutions for medical, electronic, photonic, display, and lighting markets among others.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

1,193,582 shares of Series B Convertible Preferred Stock were issued in consideration for loans to the Issuer and services rendered to the Issuer the Reporting Person.

111,880 shares of Series B Convertible Preferred Stock were issued in connection with a share exchange between the Issuer and Carlton James North Dakota LTD of which the Reporting Person is a member.

152,386 shares of Series B Convertible Preferred Stock were issued in lieu of a cash payment equal to $87,500.

On June 29, 2017, the abovementioned 1,457,848 shares of Series B Convertible Preferred Stock were converted into 2,790,321,072 shares of common stock at a ratio of 1-for-1914 and then were adjusted to 9,301,070 shares of common stock to reflect a 300 reverse split of the Issuer's common stock.

On November 15, 2017, the Reporting Person purchased 20,000,000 shares of common stock of the Issuer at a purchase price of $750,000 using his personal funds, including a loan of $100,000 he received from a third party investor.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only. Except as set forth above and herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Keen beneficially owns 29,311,138 shares or 43.89% of the Issuer’s common stock.

(b)	Mr. Keen may be deemed to hold sole voting and dispositive power over 28,597,343 shares of common stock of the Issuer and shares voting and dispositive power over 29,311,138 shares of common stock.

(c)	On June 29, 2017, 1,457,848 shares of Series B Convertible Preferred Stock beneficially owned by Mr. Keen were converted into 2,790,321,072 shares of common stock at a ratio of 1-for-1914 and then were adjusted to 9,301,070 shares of common stock to reflect a 300 reverse split of the Issuer's common stock.

On November 15, 2017, Mr. Keen purchased 20,000,000 shares of common stock of the Issuer at a purchase price of $750,000.

(d)	To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 29,311,138 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2017	/s/ Victor F. Keen
Victor F. Keen